September 28, 2018


VIA E-MAIL

Bibb L. Strench, Esq.
Thompson Hine, LLP
1919 M Street, NW
Suite 700
Washington, DC 20036-3537

Re:        Pacific Global ETF Trust
           Initial Registration Statements on Form N-1A
           Pacific Global Enhanced Floating Rate ETF (File No. 333-227102) Pacific Global U.S. Dividend Yield ETF (File No. 333-227097)

Dear Mr. Strench:

        On August 29, 2018, you filed the above-referenced initial registration statements on
Form N-1A on behalf of Pacific Global ETF Trust (the "Trust"). The registration statements related to the Pacific Global Enhanced Floating Rate ETF and the Pacific Global U.S. Dividend
Yield ETF (each a "Fund," and together, the "Funds."). Comments under General, Cover Page, and Summary Information apply to both Funds unless otherwise indicated. Other comments following these sections generally apply to only one Fund unless otherwise indicated. Based on our review, we have the following comments. 1

General

1. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.

2. The staff notes that the registration statements have omitted information throughout the prospectuses and SAIs. Please confirm that all missing information, including all exhibits, will be provided in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

3. We note that, while the Trust filed a single Form N-8A and registered a single investment company (File No. 811-23376), it filed an initial registration statement under the Securities
   Act of 1933 ("Securities Act") for each of the Trust's initial two series, i.e., each of the
   Funds. We believe that having two or more registration statements for the Trust will cause not only administrative burdens for the Trust going forward, but also confusion and difficulty

1
    Capitalized terms have the same meaning as in the registration statements unless otherwise indicated.
 Bibb L. Strench, Esq.
September 28, 2018
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   for the staff and others, for example, in seeking to find filings made by one of the series on
   EDGAR. As the staff has previously discussed with counsel, please include in your response a description of how the Trust intends to correct this in a pre-effective amendment.

4. Please disclose supplementally whether the Pacific Global Enhanced Floating Rate ETF qualifies under generic listing standards or whether the Fund's listing exchange has sought and/or received approval to list the Fund pursuant to Rule 19b-4. If the Fund does not qualify under generic listing standards, please indicate the reason(s) that the Fund does not qualify and confirm that the Fund will not seek acceleration prior to its listing exchange receiving such approval.

5. Please explain the nature and purpose of the transaction between the Pacific Global
   Enhanced Floating Rate ETF and the Predecessor Fund.

6. Please represent in correspondence that the Pacific Global Enhanced Floating Rate ETF will not begin selling shares until the Predecessor Fund's net assets of at least $100,000 are merged into the shell entity, and an audited balance sheet with regard to such amount has been filed as part of a pre-effective amendment.

Cover Page

7. Please ensure that the ticker symbol is included in EDGAR once available. See Regulation S-
   T, Rule 313(b)(1).

Summary Information

   Fees and Expenses

8. The prospectus for Pacific Global Enhanced Floating Rate ETF states that the fund may engage in short sales. If this is a principal strategy for the Fund, please confirm that such costs are reflected in "Other Expenses," or separately disclose them in a sub-caption to
   "Other Expenses," or as a standalone, first-tier item in the Fee Table (e.g., "Interest or
   Dividend Expenses on Securities Sold Short").

9. Each prospectus states that the Funds may invest in other investment companies. If either
   Fund anticipates that the expenses associated with such investments will exceed 0.01% of the respective Fund's net assets, please disclose the estimated amount of such expenses as a separate line item in the fee table ("AFFE"). If the estimated expenses will be less than
   0.01% of net assets, the AFFE should be reflected in "Other Expenses."

10. Please delete the first footnote to the fee table regarding each Fund's Rule 12b-1 plan since the plan has not been implemented. All information regarding the 12b-1 plan should be addressed in the Item 12 disclosure.

11. Please confirm that the expense limitation agreement will be in effect for at least one year from the date of effectiveness of the registration statement. If not, please delete the reference to the fee waiver/expense reimbursement both in the fee table and in the third footnote to the
 Bibb L. Strench, Esq.
September 28, 2018
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   fee table. Additionally, if the fee waiver/expense reimbursement is subject to recoupment, please disclose the terms of recoupment and ensure the recoupment period is limited to three years from the date of the waiver/reimbursement. Please also disclose, in the footnote or in the item 10 disclosure, that any recoupments will not cause the Fund's expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in effect at the time of waiver/reimbursement; and (2) the expense cap in effect at the time of recoupment.

   Example

12. Please disclose and supplementally confirm that the expense example reflects the expense limitation only for the term of the agreement.

Pacific Global Enhanced Floating Rate ETF

Summary Information

   Principal Investment Strategies of the Fund

13. Please disclose the lowest rating of the loans and debt securities in which the Fund may invest and whether the Fund may invest in loans or debt securities that are distressed or in default. Please add risk disclosure relating to investments that are distressed or in default, if applicable.

14. The prospectus currently states that the Fund may invest in derivatives or other instruments that have economic characteristics similar to floating rate loans and other floating rate debt
    "(including, but not limited to, total return swaps, credit default swaps, and interest rate swaps)." Please revise this disclosure to list all of the types of derivatives in which the Fund may principally invest (rather than "including, but not limited to"), as well as the relevant risks for such derivatives. See Letter from Barry Miller, Associate Director, Division of
    Investment Management to Karrie McMillan, General Counsel, ICI (July 30,
2010).

15. Please disclose that derivatives included in the Fund's 80% policy will be valued on a mark-
    to-market basis (i.e., using the current market price of the derivative or, in the case of an
    OTC derivative, its fair value).

16. The prospectus currently states, "Senior floating rate loans and some floating rate debt securities are debt instruments that may have a right to payment that is senior to most other debts of the borrowers." Please identify what the fund means by "some floating rate debt."
    Additionally, please disclose the percentage that the fund intends to invest in each of the various types of floating rate investments, including, but not limited to, secured and unsecured senior floating rate loans, secured and unsecured second lien floating rate loans, floating rate debt securities, and any other floating rate investments.

17. Please add disclosure to the Fund's principal strategies stating that the Fund will not invest more than 15% of its net assets in illiquid securities.
 Bibb L. Strench, Esq.
September 28, 2018
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18. The Fund's principal investment strategies say that the Fund "seeks to outperform the Credit
    Suisse Institutional Leveraged Loan Index (the `Index')." To avoid investor confusion regarding whether the Fund is actively or passively managed, please refer to the Credit
    Suisse Institutional Leverage Loan Index as the Fund's "Benchmark Index" (if true) or another term rather than the "Index."

19. Please disclose any criteria as to maturity and/or duration that the Sub-Adviser expects to use in selecting its investments in floating rate loans and debt securities.

20. The prospectus states that the Fund may invest up to 20% of its assets in "certain other types of debt instruments or securities including senior unsecured floating rate loans and secured and unsecured second lien floating rate loans." Please inform the staff as to whether the
    Fund intends to count these investments towards compliance with the Fund's 80% policy and, if not, provide additional disclosure regarding the types of securities in which the Fund intends to invest, as well as the relevant risks. Please clearly distinguish between the investments counted towards the Fund's 80% policy and the investments in included in the remaining 20%.

21. The Fund discloses under Exchange-Traded Product Risk that "[t]he Fund may invest in certain ETPs." Please add relevant disclosure of this strategy to the Fund's principal strategies in both the Item 4 and Item 9 disclosure.

22. The Fund discloses under Foreign Investment Risk that the Fund may invest ADRs. Please add relevant disclosure of this strategy to the Fund's principal strategies in response to both
    Item 4 and Item 9. Please also disclose ADR risk separately from Foreign Investment Risk and in more detail.

   Principal Risks of Investing in the Fund

23. Please add disclosure to Floating Rate Loan Risk, in response to Item 4 and
Item 9, that
    floating rate loans may not be securities and therefore may not benefit from the protections of the federal securities laws. Please also disclose that the lengthy settlement periods for bank loan transactions could raise the risk that the fund may not pay redemption proceeds in a timely manner or that the Fund may be forced to incur losses by selling securities at inopportune times in order to pay redemption proceeds on time. Finally, please address how the Fund intends to meet short-term liquidity needs which may arise as a result of the lengthy settlement periods.

24. Please add disclosure to Liquidity Risk, either in response to Item 4 or
Item 9, to indicate
    that, in stressed market conditions, the market for an ETF's shares may become less liquid in response to deteriorating liquidity in the markets for the ETF's underlying portfolio holdings.
    Please also note that this adverse effect on liquidity for the ETF's shares in turn could lead to differences between the market price of the ETF's shares and the net asset value of those shares.

25. Please add Extension Risk, as interest rates are currently rising. Bibb L. Strench, Esq.
September 28, 2018
Page 5 of 9

   Performance

26. Please revise the first paragraph of the narrative describing an absence of performance information for the Fund so that is consistent with the succeeding paragraph.

   Purchase and Sale of Fund Shares

27. The prospectus currently states, "Creation Unit transactions are typically conducted in exchange for the deposit or delivery of in-kind securities in the Fund's portfolio and/or cash."
    Please revise this sentence to clarify whether Creation Unit transactions are typically conducted in-kind or typically conducted for cash. This comment applies to both Funds.

More Information About the Funds

   Additional Information About Investment Strategies

28. Please disclose, if applicable, that the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund's principal investment strategies, as well as the effects of taking such temporary defensive positions. See Form N-1A, Item 9(b)(1), Instr. 6.

29. The prospectus states that the investable universe will be comprised of "the largest loans of the Index." Please disclose how the Fund determines the "largest loans" in the Index, and whether it uses objective parameters (e.g., top 25%) to determine the loans in which it will invest.

   Additional Information About the Fund's Principal Risks

30. Please tailor the Fund's disclosure on Derivatives Risk to the particular types of derivatives in which the Fund will invest (e.g., the different types of swaps mentioned in the Item 4 disclosure). Additionally, the description of the risk currently says, "Examples of derivatives are options, futures, options on futures and swaps." To avoid investor confusion, please provide as examples derivatives that the Fund intends to use.

31. Please add disclosure under Liquidity Risk that the liquidity of the Fund's investments may change over time.

32. The Fund's description of Management Risk states that "the Fund may not fully replicate the
    Index." Additionally, the Fund's description of Market Risk states that "[t]he Fund may not fully replicate its Index and may hold securities not included in its Index." Please revise this disclosure consistent with the Fund's active management strategy. Please also delete the reference to "the Index" in the Fund's description of Market Trading Risk.

   Other Risks

33. As the Fund discloses in its principal strategies that it intends to employ leverage to enhance potential return, please add Leverage Risk as a principal risk in Item 4 disclosure as well as in more detail in the Item 9 disclosure.
 Bibb L. Strench, Esq.
September 28, 2018
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Statement of Additional Information

    Investment Policies and Risks

34. Please confirm supplementally that, with respect to credit default swaps written by the Fund, the Fund will segregate assets equal to the full notional amount.

35. The prospectus currently contains disclosure under "Concentration of Investments" relating to the potential for increased risk of loss in the event that the Fund is concentrated. Given that the Fund has a fundamental policy not to concentrate in any industry or group or industries, please explain why this disclosure is included or delete it. This comment applies to both Funds.

    Investment Restrictions and Policies

36. Please add explanatory notes relating to fundamental investment restrictions 2 (borrowing)
    and 3 (senior securities) as to what is permitted under the 1940 Act. This comment applies to both Funds.

37. In the second paragraph following the Fund's fundamental investment restrictions, the disclosure refers to the Fund's policy to "invest at least 80% of its assets . . . in securities of
    U.S. companies that pay regular dividends . . ." The quoted 80% policy is not applicable to this Fund. Please revise with the correct policy.

    Management and Other Service Providers

38. Please disclose supplementally whether the Fund is relying on any Aggregate Fee Relief for its presentation of the Sub-Adviser's fee and, if so, please provide the terms of such relief and revise the disclosure accordingly.

    Creation and Redemption of Creation Units, Procedures for Purchase of Creation Units

39. The Fund discloses in the SAI that the "[t]he order cut-off time for the Fund for orders to purchase Creation Units is expected to be 4:00pm Eastern time, which time may be modified by the Fund from time-to-time by amendment to the Participant Agreement and/or applicable order form." Please state that in all circumstances any early cut-off time will be after: (1) the
    NAV is calculated for the day prior to the Order Placement Date and (2) the portfolio holdings or basket information is published on the Order Placement Date. See Rule 22c-1.
    This comment applies to both Funds.

Part C: Other Information

    Item 28. Exhibits

40. Please include the financial statements of the Predecessor Fund as well as an auditor's consent.
 Bibb L. Strench, Esq.
September 28, 2018
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   Item 30. Indemnification

41. Please add the undertaking required by Rule 484 under the Securities Act. This comment applies to both Funds.

Pacific Global U.S. Dividend Yield ETF

Summary Information

   Principal Investment Strategies of the Fund

42. Much of the Fund's disclosure in the principal strategies and risks, in response to both Item 4 and Item 9, may create the impression that the Fund is attempting to track or replicate an index. However, the Fund is actively managed and it appears that the adviser has significant discretion to depart from the "rules-based approach" described in the strategies. To avoid investor confusion, please revise the strategies and risks to clarify that the Fund is not a passively managed ETF that tracks an index and to more clearly describe the objective parameters used in constructing the portfolio as well as the amount of discretion available to the adviser in departing from such parameters.

43. The prospectus states that the Fund considers companies in the Russell 1000 Index and
    "stocks of companies similar to those in the Russell 1000 Index." Please explain the meaning of the quoted phrase and how the Adviser identifies such companies.

44. Please identify the "dividend-paying criteria and financial quality characteristics" evaluated by the Fund both in the Item 4 disclosure and in more detail in the Item 9 disclosure.

45. The principal strategies state that the Adviser "weights the Fund's portfolio based on adjusted market capitalization." Please add disclosure explaining what this means in plain English.

46. The Fund's principal strategies say that the portfolio will be reconstituted and rebalanced quarterly, if necessary. Please either delete this statement or add disclosure explaining what this means in the context of an actively managed fund where the Adviser has significant discretion.

   Principal Risks of Investing in the Fund

47. Please add "New Fund Risk" to the fund's list of principal risks in the
Item 4, as well as in
    more detail in the Item 9 disclosure.

   Performance

48. Please supplementally identify the index that the fund intends to use as its broad based securities index.
 Bibb L. Strench, Esq.
September 28, 2018
Page 8 of 9

More Information About the Funds

   Additional Information About Investment Strategies

49. The Fund's Item 9 disclosure of its principal strategies appears to be nearly identical to the disclosure included in response to Item 4. However, the Item 4 disclosure is intended to be a summary of the more fulsome disclosure required by Item 9. See Form N-1A
Item 4 and
    Item 9. See also IM Guidance Update 2014-08. Please revise to more fully disclose the fund's principal investment strategies in the Item 9 disclosure, including how the Adviser chooses which securities to buy and sell.

50. Please disclose, if applicable, that the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund's principal investment strategies, as well as the effects of taking such temporary defensive positions. See Form N-1A, Item 9(b)(1), Instr. 6.

   Additional Information About the Fund's Principal Risks

51. The Fund's description of Management Risk says that "the Fund may not fully replicate the
    Index." Additionally, the Fund's description of Market Risk says "[t]he Fund may not fully replicate its Index and may hold securities not included in its Index." Please revise this disclosure consistent with the Fund's active management strategy. Please also delete the reference to "the Index" in the Fund's description of Market Trading Risk.

Statement of Additional Information

   Investment Restrictions and Policies

52. As a non-fundamental investment restriction, please add disclosure that the fund will limit its investments in illiquid securities to no more than 15% of net assets.

                                          *       *       *

        Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act with respect to both Funds, as discussed in Comment 3 above. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

        Although we have completed our initial review of the registration statements, the filing(s) will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Trust and its underwriter must request acceleration of the effective date of the registration statement.
 Bibb L. Strench, Esq.
September 28, 2018
Page 9 of 9

         In closing, we remind you that the Trust is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at (202) 551-6497 or budaf@sec.gov.


                                                            Sincerely,

                                                            /s/ Frank A. Buda

                                                            Frank A. Buda
                                                            Attorney-Adviser

cc: Sally Samuel, Branch Chief